Exhibit 99.1

For Immediate Release

TFI International Agrees to Acquire DLS Worldwide

Largest Logistics Brokerage Acquisition to Date Will Bolster TFI’s US Capabilities

Montreal, Quebec, September 15, 2020 - TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced that it has signed a definitive agreement to acquire DLS Worldwide (“DLS”), a business unit of R.R. Donnelley & Sons Company. Established in 2006 and based out of Bolingbrook, IL, DLS provides logistics services through a third-party logistics (“3PL”) network of internal sales personnel, commissioned sales agents, and approximately 140 agent-stations. DLS’ primary transportation modes include less-than-truckload, truckload, freight forwarding, expedited, parcel and intermodal. The US $225 million acquisition is expected to close within the next 60 days subject to customary closing conditions including regulatory review and approval.

Over a recent 12-month period, DLS generated approximately US $550 million in revenue, including intercompany sales that are expected to continue after closing. TFI expects the acquired operations to generate approximately US $22.5 million in operating income during the first four full quarters after closing, before potential synergies and non-cash amortization of intangible assets and related purchase accounting adjustments. Led by its president, Thomas Griffin, DLS’s dedicated team of employees and agents serves a diverse, longstanding customer base spanning a broad array of end markets including manufacturing, retail/wholesale consumer products, technology and print/mail. The acquired business will operate standalone within TFI International’s Logistics segment under its new name, “TForce Worldwide Inc.” or “TFWW.”

“We eagerly look forward to welcoming Thomas and his impressive team to TFI International, where the DLS business can continue its successful track record while significantly expanding our US presence and capabilities,” stated Alain Bédard, Chairman, President and Chief Executive Officer of TFI International. “The asset light model of the DLS business will expand our reach through a significant agent station network and represent a compelling opportunity as our first major US logistics operation focused primarily on LTL. We look forward to supporting the continued growth of the DLS business as part of the TFI family of companies.”

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

  Package and Courier;

  Less-Than-Truckload;

  Truckload;

  Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbor created by those sections and the Private Securities Litigation Reform Act of 1995, as amended. Such statements may be identified by their use of terms or phrases such as “expects”, “estimates”, “projects”, “believes”, “anticipates”, “plans”, “intends”, “will”, “look forward to” and similar terms and phrases. In this press release, the statements regarding the acquisition and expected financial results and future operations of the acquired business are forward-looking statements. Forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Such risks and uncertainties include without limitation: the closing of the acquisition may not occur due to failure of closing conditions, including required governmental and/or third party consents, the closing may occur but expected results of operations may not be achieved due to a variety of factors including those disclosed in our filings with Canadian regulatory authorities and the Commission. TFI disclaims any obligation to update or revise any forward-looking statements to reflect actual results or changes in the factors affecting the forward-looking information.

For further information:
Alain Bédard
Chairman, President and CEO
TFI International Inc.
647-729-4079
abedard@tfiintl.com